Exhibit 99.10

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 11 March 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 333.3125 pence per ordinary share.